As filed with the Securities and Exchange Commission on June 14, 2019
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
__________________
Griffin Capital Essential Asset REIT, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A, Class AA, Class AAA, Class S, Class D, Class T, Class I, and Class E Common Stock, $0.001 par value per share
(Title of Class of Securities)

39818P 104 (Class A), 39818P 203 (Class AA), 39818P 302 (Class AAA), 39818P 401 (Class S), 39818P 500 (Class D), 39818P 609 (Class T), 39818P 708 (Class I), and 39818P 880 (Class E)
(CUSIP Number of Classes of Securities)

Michael J. Escalante
Chief Executive Officer
Griffin Capital Essential Asset REIT, Inc.
1520 E. Grand Avenue
El Segundo, California 90245
(310) 469-6100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Howard S. Hirsch, Esq. Chief Legal Officer Griffin Capital Essential Asset REIT, Inc. 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100	Michael K. Rafter, Esq. Erin Reeves McGinnis, Esq. Nelson Mullins Riley & Scarborough LLP Atlantic Station 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 (404) 322-6000
______________________________________________________
CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$100,000,000 (a)	$12,120 (b)
(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $121.20 per million of the aggregate amount of cash offered by the Company.

x
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,120		Filing Party: Issuer
Form or Registration No.: Schedule TO-I (File No. 005-90994)		Date Filed: 5/6/2019
	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	third-party tender offer subject to Rule 14d-1.
x	issuer tender offer subject to Rule 13e-4.
	going-private transaction subject to Rule 13e-3.
	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: x
	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 6, 2019, as amended by Amendment No. 1 to Schedule TO filed on May 17, 2019, and Amendment No. 2 to Schedule TO filed on May 24, 2019 (as amended, and as may be further supplemented or amended from time to time, the "Schedule TO"), relating to the offers by Griffin Capital Essential Asset REIT, Inc. (formerly Griffin Capital Essential Asset REIT II, Inc.), a Maryland corporation (the “Company”), to purchase for cash up to 1,046,025 shares of Class A common stock, 2,060,669 shares of Class AA common stock, 52,301 shares of Class AAA common stock, 10,352 shares of Class T common stock, 10,373 shares of Class D common stock, 10,363 shares of Class S common stock, 51,867 shares of Class I common stock, and 7,217,573 shares of Class E common stock, par value $0.001 per share (collectively the “Shares”), at a purchase price equal to $9.56 per Class A, Class AA or Class AAA Share, $9.66 per Class T Share, $9.64 per Class D Share, $9.65 per Class S Share, $9.64 per Class I Share, and $9.56 per Class E Share, net to the seller in cash, less any applicable withholding taxes and without interest, for a total aggregate purchase price of $100,000,000. The Company’s offers were made upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated May 17, 2019, the Amendment No. 1 to the Amended Offer to Purchase ("Amendment No. 1"), and in the related Letter of Transmittal, which were filed as Exhibits (a)(i), (a)(i)(A) and (a)(ii), respectively, to this Schedule TO.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Amended Offer to Purchase, Amendment No. 1, and the Letter of Transmittal.

This Amendment No. 3 is being filed to report the results of the Offers and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offers, which expired at 11:59 p.m. Eastern Time, on June 10, 2019.

•
The Company has accepted for purchase 1,046,024 shares of Class A common stock, 2,060,669 shares of Class AA common stock, 23,879 shares of Class AAA common stock, and 7,217,570 shares of Class E common stock, properly tendered and not properly withdrawn prior to the expiration of the Offers, at a purchase price equal to $9.56 per Class A, Class AA and Class AAA share, and $9.56 per Class E share, for an aggregate purchase price of $98,928,235.49, excluding fees and expenses related to the Offers.

•	No shares of Class T common stock, Class D common stock, Class S common stock, or Class I common stock were tendered for purchase.

•
The 1,046,024 shares of Class A common stock, 2,060,669 shares of Class AA common stock, 23,879 shares of Class AAA common stock, and 7,217,570 shares of Class E common stock represent 36.7%, 76.2%, 100.0%, and 28.2%, respectively, of all shares tendered for such share classes, and approximately 4.1% of the Company's issued and outstanding shares of common stock.

•
Following settlement of the Offers, the Company has approximately 24,925,348 Class A shares, 48,180,929 Class AA shares, 923,088 Class AAA shares, 229,119 Class T shares, 19,499 Class D shares, 284 Class S shares, 812,166 Class I shares, and 168,519,858 Class E shares outstanding.

•	DST Systems, Inc., the Depository for the Offers, will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offers.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Tender Offer Statement on Schedule TO is true, complete and correct.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

Dated: June 14, 2019	BY:	/s/ Michael J. Escalante
Michael J. Escalante
Chief Executive Officer and President

EXHIBIT INDEX

(a)(i)*	Amended Offer to Purchase, dated May 17, 2019

(a)(i)(A)*	Amendment No. 1 to Amended Offer to Purchase

(a)(ii)*	Form of Letter of Transmittal (including Instructions to Letter of Transmittal and Odd Lot Certification Form)

(a)(iii)*	Amended and Restated Summary Advertisement, dated May 17, 2019

(b)(i)
Second Amended and Restated Credit Agreement dated April 30, 2019, incorporated by reference to Exhibit 10.3 of the Company's current report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(ii)	Guaranty Agreement with KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed May 1, 2019, Commission File No. 000-55605

(b)(iii)
Amended and Restated 2023 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(iv)	2024 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(v)	2026 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(vi)
Second Amended and Restated Revolving Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(vii)	Swingline Note with KeyBank dated April 30, 2019 incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(b)(viii)	Schedule of Omitted Documents for KeyBank Loan, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(d)(i)
Registration Rights Agreement dated December 14, 2018, by and among GCEAR, the GCEAR Operating Partnership and GC LLC, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(ii)	Amended and Restated Distribution Reinvestment Plan, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on April 15, 2019, Commission File No. 000-55605

(d)(iii)
Amended and Restated Share Redemption Program effective as of July 5, 2018, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on June 5, 2018, Commission File No. 000-55605

(d)(iv)	Escalante Employment Agreement dated December 14, 2018, incorporated by reference to Exhibit 10.6 of GCEAR's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(v)
Form of Employment Agreement for Other Officers dated December 14, 2018, incorporated by reference to Exhibit 10.7 of GCEAR's Current Report on Form 8-K, filed on December 20, 2018, Commission File No. 000-54377

(d)(vi)	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.28 to the Company's Current Report on Form 8-K, filed on May 1, 2019, Commission File No. 000-55605

(d)(vii)	Employee and Director Long-Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on August 21, 2014, Commission File No. 333-194280

(d)(viii)	Director Compensation Plan, incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K, filed on March 15, 2017, SEC File No. 000-55605

(d)(ix)
Griffin Capital Essential Asset REIT II, Inc.'s Employee and Director Long-Term Incentive Plan Form of Restricted Stock Agreement for Directors, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on March 15, 2017, Commission File No. 000-55605

(g)	None.

(h)	None.
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* Previously filed.